US Gold Holdings Corporation
US Gold Canadian Acquisition Corporation
2201 Kipling Street, Suite 100
Lakewood, Colorado 80215-1545
October 24, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re	US Gold Holdings Corporation and
US Gold Canadian Acquisition Corporation
Registration Statement on Form S-4 (File No. 333-133725; File No. 333-133725-01)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the above-referenced registrants hereby request the withdrawal of the above-referenced registration statement (the “Registration Statement”), relating to the registration of US Gold Holdings Corporation (“Holdings”) common stock, par value $0.0001 per share and exchangeable shares of US Gold Canadian Acquisition Corporation (collectively with Holdings, the “Registrants”), no par value per share, effective immediately. The Registration Statement was filed with the Securities and Exchange Commission on May 1, 2006.
This withdrawal is being requested because, in light of certain United States securities regulatory requirements, the offer to purchase the outstanding common shares of White Knight Resources Ltd. (“White Knight”) was terminated on June 5, 2006. US Gold Canadian Acquisition Corporation and its parent, U.S. Gold Corporation intend to file a new registration statement on Form S-4 and commence the offer to purchase the outstanding common shares of White Knight in the near future.
The Registrants hereby further confirm that the Registration Statement was never declared effective by the Securities and Exchange Commission and no securities have been sold pursuant to the Registration Statement.

Please contact the undersigned at (303) 238-1438 with any questions regarding this application for withdrawal.

Very truly yours, US GOLD HOLDINGS CORPORATION
By:	/s/William F. Pass
William F. Pass
Vice President and Chief Financial Officer

US GOLD CANADIAN ACQUISITION CORPORATION
By:	/s/William F. Pass
William F. Pass
Vice President and Chief Financial Officer